# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WORK Medical Technology Group LTD, CIK 0001929783
CUSIP: G9767H109
Title of class of securities: Class A Ordinary Shares, par value $0.0005 per share
Address of issuer's principal executive offices: BUILDING 23, NO. 2 TONGHUINAN RD., XIAOSHAN DISTRICT, HANGZHOU, China (F4), 311200
Date of event which requires filing of this statement: 10/10/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-002633
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WORK Medical Technology Group LTD
Address of issuer's principal executive offices: BUILDING 23, NO. 2 TONGHUINAN RD., XIAOSHAN DISTRICT, HANGZHOU, CHINA 311200

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Bigger Capital Fund GP, LLC
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Michael Bigger
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of October 13, 2025, each of the Reporting Persons owned no securities of the Issuer.
Percent of class: Not Applicable.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously Filed

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (10/14/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (10/14/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (10/14/2025)